FAIRFAX  News Release
Stock Symbol:  FFH (TSX and NYSE)

TORONTO, August 12, 2009

FAIRFAX LAUNCHES $150 MILLION SENIOR NOTES OFFERING

(Note: All dollar amounts in this press release are expressed in Canadian dollars.)

Fairfax Financial Holdings Limited (TSX and NYSE: FFH) announces that it intends to offer $150 million in aggregate principal amount of 7.5% Senior Notes due 2019.

The Senior Notes will be offered through a syndicate of dealers to be led by BMO Capital Markets that include RBC Capital Markets, CIBC World Markets, Scotia Capital, Bank of America Merrill Lynch, GMP Securities and Cormark Securities. The notes offered will be unsecured obligations of Fairfax and will pay a fixed rate of interest of 7.5 per cent per annum.  Fairfax intends to use the net proceeds of the proposed offering to augment its cash position, increase short term investments and marketable securities held at the holding company level and for general corporate purposes.

Fairfax intends to file a prospectus supplement to its short form base shelf prospectus dated April 25, 2008 in respect of this offering with the applicable Canadian and U.S. securities regulatory authorities. Details of this offering will be set out in the prospectus supplement relating to the offering of the Senior Notes which will be filed with the Canadian and U.S. securities regulatory authorities and will be available on the SEDAR website for the Company at www.sedar.com. A copy of the short form base shelf prospectus and the prospectus supplement relating to the offering of the Senior Notes may be obtained, from BMO Capital Markets, Jim Halliday, Managing Director, Debt Syndication at (416) 359-4344, 100 King St. West, 3rd Floor Podium, Toronto, ON  M5X 1H3.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Fairfax is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:          Greg Taylor, Chief Financial Officer, at (416) 367-4941

                 Media Contact
                 Paul Rivett, Chief Legal Officer, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946